April 8, 2011

John Reynolds, Esq.

Assistant Director

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Bio-Reference Laboratories, Inc.
Annual Report on form 10-K for the year ended Oct., 31, 2010

Dear Mr. Reynolds,

In accordance with our counsel’s telephone conversation today with Edwin Kim, Esq., Bio-Reference Laboratories, Inc. hereby respectfully requests a ten business day extension of the time to file its responses to the staff’s March 28, 2011 letter of comments concerning its October 31, 2010 form 10-K.

Very truly yours.

Bio-Reference Laboratories, Inc.

/S/ Sam Singer
Sam Singer
Principal Financial Officer